UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee

Liberty Global 401(k) Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for Plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2010 and reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 22, 2011

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2010	2009

Investments, at fair value:
Money market funds	$917,594	$1,095,748
Mutual funds	14,104,222	11,622,253
Employer stock	6,954,232	4,265,073
Common collective trust	335,385	275,949
Total investments	22,311,433	17,259,023

Notes receivable from participants	216,464	274,406
Employer contributions receivable, net of forfeitures	176,686	206,587

Net assets available for Plan benefits at fair value	22,704,583	17,740,016

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(2,727)	5,131

Net assets available for Plan benefits	$22,701,856	$17,745,147

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2010

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,259,086
Employer, net of forfeitures applied	1,130,428
Rollovers	21,210
Total contributions	2,410,724

Investment income:
Net appreciation in fair value of investments	3,910,190
Interest and dividends	277,897
Total investment income	4,188,087

Interest income on notes receivable from participants	11,692

Distributions to participants	(1,635,932)

Fees and expenses	(17,862)

Net increase in net assets available for Plan benefits	4,956,709

Net assets available for Plan benefits, beginning of year	17,745,147

Net assets available for Plan benefits, end of year	$22,701,856

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)  Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan agreement for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) reserves the right to amend the Plan at any time.

General

The Plan was established January 1, 1994 and is a defined contribution plan sponsored by LGI.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates, most recently as of December 1, 2009.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees and Puerto Rico employees are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 60% (75% effective December 1, 2009) of their eligible compensation, as defined in the Plan.  Participants who are not residents or citizens of the United States may make after-tax contributions to the Plan.  Effective December 1, 2009, after-tax contributions may no longer be made.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages and type of contribution on each January 1, April 1, July 1 or October 1 and effective December 1, 2009, on the first day of every month. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). Participant pre-tax contributions and combined participant/employer contributions per participant were limited to $16,500 and $49,000, respectively, in 2010. Catch-up contributions for individuals age 50 and over were limited to $5,500 in 2010.

Participant contributions may be invested in any investment in the Plan at the employee’s election, except for the Fidelity Cash Reserves money market fund accounts which are used by Fidelity to manage contributions.  All employer matching contributions are made in LGI Series C common stock.  Participants who are fully vested in their employer contributions can transfer the investment in LGI Series A and LGI Series C common stock contributed by the employer to any investment in the Plan. Employer contributions for participants who are not fully vested remain in LGI Series C common stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 4.25% to 9.25% at December 31, 2010. Principal and interest are paid ratably through bi-weekly payroll deductions.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). Forfeitures of $1,410 and $15,096 were used to offset employer contributions and to pay Plan expenses, respectively, during 2010.  Unallocated forfeitures available as of December 31, 2010 and 2009 were $45,710 and $41,356, respectively.  As of December 31, 2010 and 2009, forfeitures of $10,184 and nil, respectively were used to offset the employer contributions receivable.

Investment Options

As of December 31, 2010, the Plan had various investment options, including 23 mutual funds, two employer stock funds, one money market fund and one common collective trust.  Plan participants may change investment options on any day the New York Stock Exchange is open for trading.  Plan participants may not invest in the Fidelity Cash Reserves money market funds.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 65, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service

Less than 1	0%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 5.

As required by accounting principles generally accepted in the United States (GAAP), only assets that are attributable to fully benefit-responsive investment contracts are eligible for contract value accounting treatment.  The Plan invests in a common collective trust, the Fidelity Managed Income Portfolio, which meets the definition of the fully benefit-responsive investment contract.  The statements of net assets available for Plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value basis relating to the fully benefit-responsive investment contracts.  The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method.  Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan has adopted and subsequently amended a Fidelity prototype plan. Fidelity obtained its latest determination letter for the prototype plan on March 31, 2008, in which the Internal Revenue Service (IRS) stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.  LGI has applied for a separate IRS determination letter for the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of LGI Stock

Fidelity holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans or distributions, which are paid by the respective participants, and then to offset employer match contributions. Any additional administrative expenses of the Plan are paid directly by LGI, and accordingly, are not included in the Plan financial statements.  Trustee and recordkeeping fees of $15,096 were paid to Fidelity through the forfeiture account during 2010.  Loan and distribution fees paid by participants were $2,766 during 2010.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, one money market fund and one common collective trust fund managed by Fidelity. There are also two funds which are comprised of LGI common stock.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation (depreciation) of those funds.  During 2010, fees of $17,862 were paid to Fidelity.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)             Accounting Changes

ASU 2010-06

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (ASU 2010-06).  ASU 2010-06 requires the reporting entity to disclose additional information on transfers in and out of fair value levels, measurement disclosures by classes of assets and descriptions of valuation techniques and inputs used to measure fair value (both recurring and nonrecurring fair value) in addition to other disclosures.  ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for certain disclosures which will be effective for fiscal years beginning after December 15, 2010.  The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

ASU 2010-25

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25).  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued and unpaid interest.  This guidance is effective for fiscal years ending after December 15, 2010, and must be applied retrospectively. The Plan adopted the new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $274,406 for the year ended December 31, 2009, from investments to notes receivable from participants.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(4)  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

LGI Series C common stock (a)	$5,847,222	$3,547,342
Fidelity Diversified International Fund	$2,528,812	$2,214,204
The Oakmark Equity and Income Fund	$1,757,189	$1,644,355
American Funds Growth Fund of America Class R4	$1,848,414	$1,545,775
Fidelity Retirement Money Market Portfolio (b)	$916,342	$1,094,617
Dodge & Cox Stock Fund	$1,141,787	$979,179
Allianz NFJ Small Cap Value Fund - Administrative Class (b)	$904,870	$966,157

(a)   Participant and non-participant directed investments.

(b)   Represents less than 5% of the Plan’s net assets at December 31, 2010.

(5)   Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly.  Level 3 inputs are unobservable inputs for the Plan’s investments.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer stock.  These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

Common collective trust (Fidelity Managed Income Portfolio).  This investment is a fully benefit-responsive investment contract.  The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Plan concludes that this investment should be classified as a Level 2 investment as this investment contains observable inputs but does not qualify as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

A summary of Plan investments measured at fair value is as follows:

		Fair value measurements at December 31, 2010 using:
Description	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Money market funds	$917,594	$917,594	$—
Mutual funds:
Large growth funds	1,848,414	1,848,414	—
Large blend funds	707,812	707,812	—
Large value funds	1,141,787	1,141,787	—
Mid-Cap blend funds	948,562	948,562	—
Small growth funds	880,036	880,036	—
Small value funds	904,870	904,870	—
Foreign stock funds	2,528,812	2,528,812	—
Moderate allocations funds	1,757,189	1,757,189	—
High quality bond funds	1,272,661	1,272,661	—
High yield bond funds	388,959	388,959	—
Retirement income funds	20,496	20,496	—
Target retirement funds	1,704,624	1,704,624	—
Employer stock	6,954,232	6,954,232	—
Common collective trust	335,385	—	335,385
Total	$22,311,433	$21,976,048	$335,385

		Fair value measurements at December 31, 2009 using:
Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Money market funds	$1,095,748	$1,095,748	$—
Mutual funds:
Large growth funds	1,545,775	1,545,775	—
Large blend funds	504,304	504,304	—
Large value funds	979,179	979,179	—
Mid-Cap blend funds	622,832	622,832	—
Small growth funds	520,219	520,219	—
Small value funds	966,157	966,157	—
Foreign stock funds	2,214,204	2,214,204	—
Moderate allocations funds	1,644,355	1,644,355	—
High quality bond funds	1,008,568	1,008,568	—
High yield bond funds	332,607	332,607	—
Retirement income funds	20,673	20,673	—
Target retirement funds	1,263,380	1,263,380	—
Employer stock	4,265,073	4,265,073	—
Common collective trust	275,949	—	275,949
Total	$17,259,023	$16,983,074	$275,949

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(6)   Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2010
	LGI common stock (a)	Other investments (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$17,003	$1,242,083	$1,259,086
Employer, net of forfeitures applied	1,130,428	—	1,130,428
Rollovers	4,242	16,968	21,210
Total contributions	1,151,673	1,259,051	2,410,724

Investment income:
Net appreciation in fair value of investments (c)	2,524,421	1,385,769	3,910,190
Interest and dividends	—	277,897	277,897

Total investment income	2,524,421	1,663,666	4,188,087

Interest income on notes receivable from participants	471	11,221	11,692

Distributions to participants	(179,396)	(1,456,536)	(1,635,932)

Fees and expenses	(848)	(17,014)	(17,862)

Exchanges, participant loan withdrawals and repayments, net	(832,082)	832,082	—

Net increase in net assets available for Plan benefits	2,664,239	2,292,470	4,956,709

Net assets available for Plan benefits, beginning of year	4,288,332	13,456,815	17,745,147

Net assets available for Plan benefits, end of year	$6,952,571	$15,749,285	$22,701,856

(a)          Participant and non-participant directed investments.

(b)         Participant directed investments.

(c)          Net appreciation in fair value of other investments is associated with mutual fund investments and LGI common stock.

(7)  Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) one common collective trust and (iii) common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates.  Shares of LGI common stock are also exposed to risks specific to LGI.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits. Investment in the common stock of LGI represented approximately 31% and 24% of the net assets available for Plan benefits as of December 31, 2010 and 2009, respectively. As a result, changes in the LGI common stock price can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(8) Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) net assets available for Plan benefits, (ii) investments and (iii) net investment income per the accompanying financial statements to Form 5500:

	December 31,
	2010	2009

Net assets available for Plan benefits per the accompanying financial statements	$22,701,856	$17,745,147
Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit-responsive investment contracts	2,727	(5,131)
Net assets available for Plan benefits per Form 5500 (unaudited)	$22,704,583	$17,740,016

	December 31,
	2010	2009

Total investments per the accompanying financial statements	$22,311,433	$17,259,023
Adjustment to show notes receivable from participants as an investment	216,464	274,406
Total investments per Form 5500 (unaudited)	$22,527,897	$17,533,429

Year ended December 31, 2010

Net investment income per the accompanying financial statements	$4,188,087
Adjustment to show interest income on notes receivable from participants as investment income	11,692
Net adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit-responsive investment contracts	7,858
Total investment income, net per Form 5500 (unaudited)	$4,207,637

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2010

Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value

*	Fidelity Retirement Money Market Portfolio	Money market fund	916,342	$916,342
*	Fidelity Cash Reserves Money Market Fund	Money market fund	1,252	1,252
*	Liberty Global, Inc. Series A common stock (a)	Common stock	31,289	1,107,010
*	Liberty Global, Inc. Series C common stock (b)	Common stock	172,535	5,847,222
*	Fidelity Managed Income Portfolio	Common collective trust	332,658	335,385
	The Oakmark Equity and Income Fund	Mutual fund	63,345	1,757,189
	American Funds Growth Fund of America Class R4	Mutual fund	61,226	1,848,414
	Dodge & Cox Stock Fund	Mutual fund	10,596	1,141,787
	Allianz NFJ Small Cap Value Fund — Administrative Class	Mutual fund	31,761	904,870
*	Spartan Extended Market Index Fund	Mutual fund	24,851	948,562
*	Spartan U.S. Equity Index Fund	Mutual fund	15,913	707,812
	PIMCO Total Return Fund — Administrative Class	Mutual fund	84,842	920,533
	PIMCO High Yield Fund - Administrative Class	Mutual fund	41,824	388,959
	Baron Growth Fund	Mutual fund	17,178	880,036
*	Fidelity Diversified International Fund	Mutual fund	83,874	2,528,812
*	Fidelity Inflation Protected Bond Fund	Mutual fund	30,252	352,128
*	Fidelity Freedom Income Fund	Mutual fund	1,817	20,496
*	Fidelity Freedom 2000 Fund	Mutual fund	8,750	104,473
*	Fidelity Freedom 2005 Fund	Mutual fund	7,841	84,758
*	Fidelity Freedom 2010 Fund	Mutual fund	8,540	116,053
*	Fidelity Freedom 2015 Fund	Mutual fund	4,580	51,932
*	Fidelity Freedom 2020 Fund	Mutual fund	21,849	301,302
*	Fidelity Freedom 2025 Fund	Mutual fund	20,202	232,726
*	Fidelity Freedom 2030 Fund	Mutual fund	27,346	376,555
*	Fidelity Freedom 2035 Fund	Mutual fund	12,122	139,045
*	Fidelity Freedom 2040 Fund	Mutual fund	28,469	228,040
*	Fidelity Freedom 2045 Fund	Mutual fund	2,448	23,229
*	Fidelity Freedom 2050 Fund	Mutual fund	4,959	46,511
	Total investments			22,311,433

*	Notes receivable from participants	Interest rates from 4.25% to 9.25%, various maturity dates	—	216,464
	Total assets held at the end of the year			$22,527,897

*                  Party-in-interest as defined by ERISA.

(a)           Historical aggregate cost of Liberty Global, Inc. Series A common stock is $615,794.

(b)          Historical aggregate cost of Liberty Global, Inc. Series C common stock is $4,006,995.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2010

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	38	$1,179,265	$—	$1,179,265	$1,179,265	$—
Liberty Global, Inc. (a)	Series C common stock	44	$—	$971,538	$780,542	$971,538	$190,996

(a)                                    Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Vice President, Legal for Liberty Global, Inc. as a Plan Sponsor

June 22, 2011

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 — Consent of Independent Registered Public Accounting Firm — Anton Collins Mitchell LLP